[Sigma Letterhead]

February 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406
Mail Stop 4561

Attn:	Ms. Kathleen Collins
Mr. Patrick Gilmore

Re:	Sigma Designs, Inc. Form 10-K for the Fiscal Year Ended January 28, 2006 Filed May 8, 2004 Form 10-Q filed June 8, 2006 Forms 8-K filed July 26, 2006 File No. 001-32207

Ladies and Gentlemen:

Sigma Designs, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated January 9, 2007. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K Filed May 8, 2006

Major Customers, page 35

1.
We note your disclosures throughout your Form 10-K where you indicate that certain customers in Asia and Europe accounted for greater than 10% of the Company’s revenues. Tell us how you considered Item 101(c)(vii) of Regulation S-K to disclose the name of any customer and its relationship, if any, to the Company or its subsidiaries, if sales to the customer are equal to or greater than 10% of the Company’s consolidated revenues and if the loss of such customer would have a material adverse effect on the Company.

Response:  The Company will identify by name any customer and its relationship, if any, to the Company or its subsidiaries, which accounts for 10% or more of the Company’s consolidated revenues and if the loss of such customer would have a material adverse effect on the Company. The anticipated filing of a Form 10-K/A for the fiscal period ended January 28, 2006 would include the necessary revisions in response to this comment #1.

Note 1. Nature of Operations and Significant Accounting Policies

Revenue Recognition, page F-10

2.
We note in your disclosure that you recognize revenue in accordance with SAB 104. However, we note throughout your discussion in the Business section of your 10-K that you develop software solutions and/or compliment your silicon technology with embedded software. Additionally, we also note your discussion on page F-11 related to your accounting policy for computer software development costs incurred. As a result of these disclosures, tell us how you considered recognizing revenue related to this software and embedded software it accordance with SOP 97-2, Software Revenue Recognition. In this regard, specifically address paragraph 2 of SOP 97-2 in your response.

Response: The Company’s net revenue is generated principally by product sales Such sales represented approximately 96%, 96% and 97% of its total net revenue in fiscal 2006, 2005 and 2004. The product sales revenue include sale of silicon chips and the respective embedded software. The Company derives the remaining balance of its net revenue predominantly from development services, software related to sale of development kits, software customized for specific customer designs, and support agreements, which in the aggregate represent less than 5% of total net revenues per year.

Statement of Position (SOP) 97-2: Software Revenue Recognition indicates that its provisions are applicable to the sales of any products or services containing or utilizing software when the software content is more than incidental. Footnote 2 to paragraph 2 of SOP 97-2 provides that the following factors must be considered when making this determination:

(1)	the significant focus of the marketing effort or is the software sold separately.

(2)	provision of post-contract customer support (PCS).

(3)	significance of software development costs.

We believe that the embedded software included with our product sales are not subject to SOP 97-2. The Company’s core business is product sales that incidentally contain embedded software. The embedded software is not the significant focus of the Company’s marketing effort and it is not typically sold separately. Further, no PCS, such as telephone support, upgrades or enhancements, is provided for the embedded software other than occasional fixing of code bugs pursuant to warranty terms. Therefore, product sales, which include embedded software, are generally recognized upon shipment.

In addition to product sales, as noted above, other types of sale arrangements are as accounted for as follows:

Development Service Revenues. While the Company’s primary business is generating product sales, on occasion, the Company will enter into a development services agreement to develop customized firmware for board-system chipsets. These arrangements typically include one year general support for fixing code bugs. The development costs incurred are not significant in relation to our cost to develop chipsets.

As a result, development service revenues do not fall in the scope of SOP 97-2 because they are involved significant customization as defined under SOP 97-2, and should be accounted for in conformity with SOP 81-1,”Accounting for Performance of Construction Type and Certain Production Type Contracts.” The Company assesses the complexity of each development service arrangement based on the following elements:

a.	the amount of time and effort to develop the software or modify the existing application,

b.	the degree of technical difficulty

c.	the degree of involvement of customer personnel

d.	any contractual cancellation, acceptance, or termination provisions for failure to complete the arrangement.

In those instances where the Company determines that the service elements are essential to the other elements of the arrangement, the Company accounts for the entire arrangement under the percentage of completion contract method in accordance with the provision of SOP 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts.” The Company follows the percentage of completion method if reasonably dependable estimates of progress toward completion of a contract can be made. The Company estimates the percentage of completion on contracts utilizing hours and costs incurred to date as a percentage of the total estimated hours and costs to complete the project. Recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the revisions become known.

In some instances the acceptance criteria in the contract require acceptance after all services are complete and all other elements have been delivered. In these instances the Company recognizes revenue based upon the completed contract method after such acceptance has occurred.

For those arrangements for which the Company has concluded that the service element is not essential to the other elements of the arrangement, the Company determines the appropriate accounting according to Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” which include whether elements specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes. If so, the residual method will be used to determine fair value of the elements regardless of any separate prices stated within the contract for each element.

The Company recognizes the software revenue according to SOP 97-2 when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured.

Software (Software from sale of Development Kits). The Company‘s primary business is generating product sales. The main purpose of providing development services or providing software with sale of development kits is to aid our customers to incorporate our chipsets into their products. Also, the Company offers customer support (PCS) under its standard warranty for fixing code bugs. The Company’s underlying software development costs are incidental and thus not significant.

Software Customized for Specific Customer Designs and Technical Support Services Revenue. The Company in some cases provides customized software to support customer specific designs, which revenue is accounted for under SOP 97-2. The Company offers PCS on a contractual basis for additional fees, which are recognized ratably over the term of the contract, which is typically one year in term. In instances where software is bundled with the technical support service, Vendor specific objective evidence does not exist to allocate the total fee to all undelivered elements of the arrangement, revenue is deferred until the earlier of the time at which (1) such evidence does exist for the undelivered elements, or (2) all elements are delivered. The Company recognizes the service revenue ratably over the applicable term (typically one year) after the software is delivered.

Form 10-Q filed June 8, 2006

Note 10. Acquisition, page 16

3.
We note that in connection with your acquisition of Blue7 Communications, you allocated and capitalized $5.3 million related to in-process research and development which is being amortized over an estimated useful life of seven years. Tell us how you considered the guidance under FIN 4 and SFAS 2 in determining your accounting for the acquired in-process research and development. In this regard, tell us how you met the test of alternative future use for such costs in accordance with paragraphs 11(a) or 11(c ) of SFAS 2. Additionally, tell us what this technology represents and why you believe an estimated useful life of seven years is appropriate. Please advise.

Response:

Accounting for acquired technology from Blue7 Communication (“Blue7”).

Background:

Sigma acquired Blue7 on February 16, 2006 for approximately $12.8 million, of which $5.3 million was allocated to developed technology and mainly related to Ultra Wideband Technology. The Ultra Wideband Technology was described in the 10-Q as in-process research and development. However, this description was in error, as the technology had been determined at that time to be developed technology. This description will be corrected in the Company’s anticipated 10-K/A and 10-Q/A.

Issues:

To determine whether the acquired developed technology should be capitalized and amortized over its economical life or expensed at the acquisition date.

Accounting pronouncement:

Per FASB Interpretations No.4: Applicability of FASB Statement No.2 to Business Combinations Accounted for by the Purchase method:

5. The subsequent accounting by the combined enterprise for the costs allocated to assets TO BE USED IN research and development activities shall be determined by reference to Statement No.2. Paragraph 12 of Statement No.2 requires that costs identified with research and development activities shall be charged to expense when incurred unless the test of alternative future use in paragraph 11(a) or 11 (c) is met. That requirement also applies in a business combination accounted for by the purchase method. Accordingly, costs assigned to assets to be used in a particular research and development project and that have no alternative future use shall be charged to expense at the date of consummation of the combination.

Paragraph 11 (a) is related to materials, equipment, and facilities.
Paragraph 11 (c) is replaced by FAS 142 Paragraph D3 (see the following)

According to No.142, Goodwill and Other Intangible Assets, Appendix D: Amendments to Existing Pronouncements:

D3. Intangible assets purchased from others. The cost of intangible assets that are purchased from other for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets.

Under FAS 142, other intangible assets should be amortized according to their estimated economical lives.

Discussion:

As of February 16, 2006 (the acquisition date), the Windeo Technology acquired from Blue7 had been determined to be at the pre-production stage of development, which was evidenced by the following:

a)	An engineering version of the chipset had been developed and tested.
b)	Customer evaluation kits had been developed and included a set of Windeo Evaluation Boards with Windeo RF and Baseband devices, which were at that time provided to potential customers.
c)	Blue7 had planned to have a production version scheduled for release in the first quarter of calendar 2007.
d)
A business valuation report dated prior to the transaction (November 2005) was performed by an independent valuation firm; this valuation report detailed that the development costs were scheduled to be terminated in the first calendar quarter of 2006.

It was therefore concluded that the “Windeo”, Ultra Wideband (UWB) technology should be determined and accounted for as developed technology at the time of the acquisition and that the development cost should be capitalized and amortized over its estimated economic life.

We determined that the economic useful life of this technology to be seven years based on the discussions with the independent valuation firm and the founder of Blue7 who is recognized as an industry leader.

Accordingly, we determined seven years was the appropriate amortization period for the development costs.

Item 4. Controls and Procedures

Control Deficiencies Not Constituting Material Weaknesses, page 32

4.
We note in your disclosure that management identified certain deficiencies in your internal control over financial reporting that did not constitute material weaknesses. Based on your disclosure, it is not clear whether these deficiencies impacted your financial statements or resulted in any adjustments to your financial statements. Tell us specifically what periods these deficiencies existed, what the deficiencies relate to and the impact these deficiencies had on your financial statements. Additionally, tell us whether any post-closing adjustments were made, including the dollar amounts, to the Company’s books and records and its financial statements as a result of these deficiencies.

Response: The following list sets forth the Company’s control deficiencies in its internal control over financial reporting that did not constitute material weaknesses as of January 28, 2006, the periods in which these deficiencies existed and what the respective deficiencies related to. None of these control deficiencies resulted in any post-closing adjustments to the financial statements for the period ending January 28, 2006.

1.
Segregation of duties issue existed in purchase orders below $5,000 in that they could be created and approved by the same individual. This control deficiency existed in all quarters of fiscal 2006 and was considered as control design deficiency.

2.
Segregation of duties issue existed in the payroll specialist function. The Payroll Specialist distributed the checks to all employees individually. The employee that prepared the payroll processing, and had access to updating changes to employee payroll should not distribute physical paychecks or pay stubs. This control deficiency existed in all quarters of fiscal 2006 and was considered as control design deficiency.

3.
Segregation of duties issue existed in the MIS Manager function. The MIS Manager was able to post journal entries into the financial system. This control deficiency existed in all quarters of fiscal 2006 and was considered as control design deficiency.

4.
Segregation of duties issue existed in the warehouse staff (in our Hong Kong Subsidiary). The warehouse staff received incoming materials and finished goods, posted to the inventory control records, performed the physical inventory and shipped customer orders. This control deficiency existed in all quarters of fiscal 2006 and was considered as control design deficiency.

The control deficiencies listed above did not result in any post-closing adjustments to the Company’s books and records or its financial statements.

Exhibit 31.1 and 31.2

5.
Tell us what consideration you have given to including a reference to internal controls over financial reporting in your 302 certifications. We refer you to SEC Release No. 33-8238 Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response: The Company respectfully advises the Staff that it unintentionally omitted the appropriate reference to internal control over financial reporting in the section 302 certifications filed with its Form 10-Q for the quarterly period ended April 29, 2006. Please see the Company’s response to comment #6 below for additional information relating to the potential filing of a Form 10-Q/A for the quarterly period ended April 29, 2006, which would include the necessary revisions in response to this comment #5. The Company will include correct and complete section 302 certifications in its anticipated filing of Form 10-Q/A for this period.

Form 8-K filed July 26, 2006

6.
We note from your disclosure in your 8-K filed July 26, 2006 that an internal investigation has commenced relating to questions regarding past stock option grants, the timing of such grants and related accounting matters. Please tell us the current status of these reviews including whether any determination has been made regarding potential restatements to your financial statements. Also, please tell us and explain what consideration you have given to the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss.” In this regard, tell us what consideration you gave to including disclosure and discussion of this issue’s potential impact on the qualification of the Company’s stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies.

Response: The Company advises the Staff that, as of the date hereof, the Company’s internal review of the its historical stock option grant practices and related accounting issues is ongoing

On September 21, 2006, the Company announced that the Company, with the concurrence of the Audit Committee, had preliminarily determined that the actual measurement dates for financial accounting purposes of certain stock options previously granted may differ from the recorded dates of such grants, and that the Company is in the process of determining the specific impact on the Company’s prior financial statements. The Company further announced that its prior financial statements and the related reports of the Company’s current and prior independent registered public accounting firms and all related earnings press releases and communications including specifically those relating to the Company’s fiscal years 2004 through 2006 and the interim periods, should not be relied upon. The Company also indicated that management and the Audit Committee had discussed these matters with the Company’s current and prior independent registered public accounting firms.

We also respectfully advise the Staff that the Company has publically disclosed the following additional information regarding potential claims or litigation and possible legal or regulatory action:

•
The Company also publicly disclosed on September 21, 2006, that it had received a notice from The Nasdaq Stock Market stating that the Company is not in compliance with Nasdaq’s Marketplace Rule 4310(c)(14), because the Company had not timely filed its Report on Form 10-Q for the fiscal quarter ended July 29, 2006. The Company also publicly disclosed that it intended to request a hearing before a Nasdaq Listing Qualifications Panel (the “Nasdaq Panel”) for continued listing on The Nasdaq Stock Market.

•
The Company publicly disclosed on December 18, 2006 that it had received an additional notice from The Nasdaq Stock Market stating that the Company was not in compliance with Nasdaq’s Marketplace Rule 4310(c)(14), because the Company had not timely filed its Form 10-Q for the fiscal quarter ended October 28, 2006.

•
The Company publicly disclosed on January 9, 2007 that it had been notified by the Nasdaq Panel that it had determined to continue the Company’s listing to allow it to become current on its reporting obligations. The Company’s continued listing is subject to the filing on or before March 14, 2007 of any required restatements and the Company’s Form 10-Q’s for the quarters ended July 29, 2006 and October 28, 2006, Form 10-K for fiscal year ended February 3, 2007, and related restatements for fiscal years ended January 29, 2005 and January 28, 2006, production of specified information to the Nasdaq Panel about the results of the review by the Audit Committee of the Company’s stock option grant practices and compliance with all other requirements for continued listing on The Nasdaq Stock Market.

•
The Company also publicly disclosed on January 9, 2007 that Grant Thornton LLP (“Grant Thornton”) had resigned as the Company’s independent registered public accounting firm effective as of January 3, 2007.

•
On January 10, 2007, the Company publicly disclosed that the Audit Committee had appointed the independent registered public accounting firm Armanino McKenna LLP (“Armanino McKenna”) as the independent registered public accounting firm for the Company.

The Company notes that, pursuant to paragraph 8 of Statement of Financial Accounting Standards No. 5 (“SFAS 5”), an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (1) Information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements….and (2) The amount of the loss can be reasonably estimated. The Company further notes that, pursuant to paragraph 10 of SFAS 5, if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met,….disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. Finally, the Company notes that paragraph 3 of SFAS 5 defines “reasonably possible” as the chance of the future event or events occurring is more than remote but less than likely.

The Company has considered SFAS 5 and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss (“FIN 14”), and fully expects to include all accruals and/or disclosures required by those provisions when it files its reports on Form 10-Q for the fiscal quarters ended July 29, 2006 and October 28, 2006. The Company does not believe it would be possible or appropriate at this time to disclose additional information about possible loss contingencies.

After the Company determines actual measurement dates for the stock option grants being reviewed, the Company will analyze any tax implications of the changes to measurement dates. The Company does not believe additional disclosure regarding either the Securities and Exchange Commission inquiry or an Internal Revenue Service inquiry is appropriate at the present time.

The Company supplementally informs the Staff that a shareholder derivative action was filed in federal court against certain current and former officers and directors purportedly on behalf of the Company. The Company disclosed this case in its Form 8-K filed on July 26, 2006. To its knowledge, three other claims have subsequently been filed against the Company or its current or former officers or directors by affected option holders or stockholders. One of the shareholder derivative actions was filed in California state court against certain current and former officers and directors and the others were filed in federal court. The three federal court actions have now been consolidated. It is difficult to assess the significance of any of such derivative actions at this time.

 Please be assured that the Company takes its disclosure obligations very seriously and is consulting with its legal and financial advisors about such obligations. The Company intends to disclose information about the status of the stock option review and related consequences thereof as is required and appropriate under the circumstances.

* * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff would like to discuss the Company’s responses contained in this letter, please contact the undersigned at (408) 957-9794 or Greg Pickrell, the Company’s outside legal counsel, at (650) 233-4674. Comments may also be sent to the attention of the undersigned via facsimile at (408) 957-9740.

Sincerely

/s/ Mark R. Kent
Mark R. Kent
Chief Financial Officer
Sigma Designs, Inc.